CAMPBELL GLOBAL TREND FUND, L.P.
MONTHLY REPORT - DECEMBER 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Partners' Capital - Class A

Net Asset Value (7,795.890 units) at November 31, 2011	$8,181,309
Additions of 30.187 units on December 31, 2011	33,102
Redemptions of (0.000) units on December 31, 2011	0
Offering Costs	(3,579)
Net Income (Loss) - December 2011	370,609

Net Asset Value (7,826.077 units) at December 31, 2011	$8,581,441

Net Asset Value per Unit at December 31, 2011	$1,096.52

Partners' Capital - Class B

Net Asset Value (157.918 units) at November 31, 2011	$142,424
Additions of 79.794 units on December 31, 2011	75,205
Redemptions of (0.000) units on December 31, 2011	0
Offering Costs	(62)
Net Income (Loss) - December 2011	6,474

Net Asset Value (237.712 units) at December 31, 2011	$224,041

Net Asset Value per Unit at December 31, 2011	$942.49

Partners' Capital - Class C

Net Asset Value (7,654.196 units) at November 31, 2011	$8,245,893
Additions of 18.138 units on December 31, 2011	20,451
Redemptions of (0.000) units on December 31, 2011	0
Offering Costs	(3,607)
Net Income (Loss) - December 2011	387,893

Net Asset Value (7,672.334 units) at December 31, 2011	$8,650,630

Net Asset Value per Unit at December 31, 2011	$1,127.51

Partners' Capital - Class D

Net Asset Value (510.393 units) at November 31, 2011	$468,064
Additions of 52.090 units on December 31, 2011	50,007
Redemptions of (0.000) units on December 31, 2011	0
Offering Costs	(205)
Net Income (Loss) - December 2011	22,119

Net Asset Value (562.483 units) at December 31, 2011	$539,985

Net Asset Value per Unit at December 31, 2011	$960.00

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$(64,325)
Change in unrealized	530,758
Gains (losses) on forward contracts:
Realized	(1,222,766)
Change in unrealized	1,620,228
Interest Income (Loss)	194
Total income	864,089

Expenses:
Management fee	29,812
Performance fee	0
General Partner fee	14,905
Sales and brokerage fees	24,994
Operating expenses	7,283
Total expenses	76,994

Net Income (Loss) - December 2011	$787,095

FUND STATISTICS

Partners' Capital - Class A

Net Asset Value per Unit on December 31, 2011	$1,096.52
Net Asset Value per Unit on November 31, 2011	$1,049.44
Unit Value Monthly Gain (Loss) %	4.49%
Fund 2011 calendar YTD Gain (Loss) %	(1.99)%

Partners' Capital - Class B

Net Asset Value per Unit on December 31, 2011	$942.49
Net Asset Value per Unit on November 31, 2011	$901.89
Unit Value Monthly Gain (Loss) %	4.50%
Fund 2011 calendar YTD Gain (Loss) %	(5.75)%

Partners' Capital - Class C

Net Asset Value per Unit on December 31, 2011	$1,127.51
Net Asset Value per Unit on November 31, 2011	$1,077.30
Unit Value Monthly Gain (Loss) %	4.66%
Fund 2011 calendar YTD Gain (Loss) %	(0.10)%

Partners' Capital - Class D

Net Asset Value per Unit on December 31, 2011	$960.00
Net Asset Value per Unit on November 31, 2011	$917.06
Unit Value Monthly Gain (Loss) %	4.68%
Fund 2011 calendar YTD Gain (Loss) %	(4.00)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Stephen C. Roussin
Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Global Trend Fund, L.P.

Prepared without audit

Dear Investor,

Political events continue to be the main factor driving market price action, with the European Debt Crisis taking center stage.

Fixed Income trading yielded strong gains during the month as the Fund’s long positions globally helped close a strong year for the sector. Fixed Income was one of the few sectors to exhibit more pronounced price trend behavior throughout the year. Unfortunately for trend-following strategies in general, much of 2011 was riddled with choppy, very volatile price action in risk assets as political tape bombs were dominant in their impact on investor sentiment.

Currency trading was also a significant contributor to gains on the month as the U.S. Dollar rallied against most of the majors, particularly against the Euro. That said, some significant reversals throughout the year left the Fund in negative territory on the year in foreign exchange.

Price action in global equity markets was mixed and finished slightly negative on the month for the Fund and negative on the year. Mixed news out of Europe, generally better than expected U.S. economic data including strong holiday sales, and China’s pro-growth policy were all contributing factors to mixed results.

Commodity prices experienced their first annual drop as a sector since 2008 and individual sub-sectors remained volatile, specifically precious metals (Gold and Silver) losing 10-15% respectively. While commodity trading has been difficult for the Fund on the year, losses on the month were marginal as broad diversification in positioning and underlying risk exposure dampened volatility.

Wishing you health, happiness and prosperity in the New Year.

Please do not hesitate to call us with questions.

Sincerely,

Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Global Trend Fund, L.P.